UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-42137

KinderCare Learning Centers, Inc.
(Exact name of registrant as specified in its charter)

650 N.E. Holladay, Suite 1400 Portland, OR 97232 (503) 872-1300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12g-3(b)(1)(i)	[ X ]

Approximate number of holders of record as of the certification or notice date:	One

Pursuant to the requirements of the Securities Exchange Act of 1934 KinderCare Learning Centers, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 7, 2005	By: /s/ THOMAS A. HEYMANN Name: Thomas A. Heymann Title: Chief Executive Officer